

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

David Schorlemer
Executive Vice President and Chief Financial Officer
Gulf Island Fabrication, Inc.
16225 Park Ten Place, Suite 280
Houston, Texas 77084

> **Re: Gulf Island Fabrication, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 17, 2017**
> **File No. 333-221653**

Dear Mr. Schorlemer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction